SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE GENERAL SHAREHOLDERS’ MEETING

HELD ON APRIL 30, 2015

I. Date, Time and Place: April 30, 2015, at 10:00 a.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A. (“Company), Jardim Aeroporto, CEP 04626-020, in the Capital of São Paulo State. II. Attendance: Shareholders whose signatures appear in the Attendance Register. III. Presiding Board: Chairman: Mr. Henrique Constantino, Secretary: Mrs. Claudia Karpat. IV. Calling: Call Notice published in the issues of April 14, 15 and 16, 2015 of Valor Econômico (“VE”), pages C11, A5, B6, respectively of the Corporate Supplement, and in the issues of April 15, 16 and 17, 2015 of the State of São Paulo Official Gazette (“DOESP”), on pages 74, 86 e 118 of each edition of the DOESP. V. Agenda: To pass resolutions on the following matters: (a) approval of the Management accounts, examination, discussion and voting of the Financial Statements, Independent Auditors’ Opinion and other documents for the fiscal year ended on December 31, 2014; (b) deciding about the allocation of the income for fiscal year 2014; (c) election of the members of the Board of Directors, under the terms of the Company’s Bylaws; and (d) determination of the annual overall compensation of the Directors and Executive Officers for fiscal year 2015. VI. Resolutions adopted: After the necessary explanations were provided, and after detailed analysis of the relevant documents pertaining to the matters included in the agenda, the following resolutions were passed by unanimous vote: (a) upon presentation of the Financial Statements, the Independent Auditors’ Opinion and other documents referring to the fiscal year ended on December 31, 2014, the financial statements for the fiscal year ended on the mentioned date were approved by unanimous vote, as published in the issues of March 31, 2015, in VE and in DOESP; (b) whereas the Company incurred losses in the fiscal year ended on December 31, 2014, no dividends shall be distributed to the shareholders; (c) under the terms of article 13, of the Company’s Bylaws, the reelection of eight (8) members of the Board of Directors was approved, who will serve for a new unified term of office of one (1) year, counted as from this date, being: (i) CONSTANTINO DE OLIVEIRA JUNIOR, Brazilian, married, businessman, bearer of Identity Card RG no. 929.100, issued by the SSP/DF, and enrolled with the CPF/MF under no. 417.942.901-25, appointed as Chairman of the Board of Directors; (ii) HENRIQUE CONSTANTINO, Brazilian, married, businessman, bearer of Identity Card RG no. 1.022.856, issued by the SSP/DF, and enrolled with the CPF/MF under no. 443.609.911-34, appointed as Vice-Chairman of the Board of Directors; (iii) RICARDO CONSTANTINO, Brazilian, married, businessman, bearer of Identity Card RG no. 671.071, issued by the SSP/DF, and enrolled with the CPF/MF under no. 546.988.806-10; (iv) JOAQUIM CONSTANTINO NETO, Brazilian, married, businessman, bearer of Identity Card RG no. 17.365.750, issued by SSP/SP, and enrolled with the CPF/MF under no. 084.864.028-40; (v) RICHARD FREEMAN LARK JR., Naturalized Brazilian, single, business manager, bearer of Identity Card RG no. 50.440.294-8, issued by the SSP/SP, and enrolled with the CPF/MF under no. 214.996.428-73; (vi) EDWARD H. BASTIAN, North-American, married, business manager, holder of USA passport no. 214067455;

(vii) ANTÔNIO KANDIR, Brazilian, divorced, engineer, bearer of Identity Card RG no. 4.866.700-6, issued by the SSP/SP, and enrolled with the CPF/MF under no. 146.229.631-91; and (viii) LUIZ KAUFMANN, Brazilian, married, engineer, bearer of Identity Card RG no. 7.162.266, issued by the SSP/SP, and enrolled with the CPF/MF under no. 036.200.699-72; all of them domiciled at Praça Comandante Linneu Gomes, s/n, Portaria 3, Jardim Aeroporto, São Paulo, SP, with Messrs. RICHARD FREEMAN LARK JR., ANTÔNIO KANDIR and LUIZ KAUFMANN being the Independent Advisors of the Company, under the terms of the provisions in item 5.3 of the Corporate Governance Differentiated Practices Regulation – Level II of BM&FBOVESPA. The directors now elected declared, in accordance with the provisions in Article 37, item II of Law no. 8934/94 and in Article 147, paragraphs 1 and 2, of Law no. 6404/76, as amended, not to have been charged for any crime provided for in the Law or included in the legal restrictions which would prevent them from exercising business activities. There has been no appointment of a member to the Board of Directors under the terms of art. 141 and paragraphs thereof of the LSA; and (d) the annual overall compensation of the directors and executive officers of the Company (Board of Directors and Board of Executive Officers) was approved in the amount of up to fourteen million, six hundred and twenty-eight thousand, four hundred and thirty-four reais and six cents (R$ 14,628,434.06) for fiscal year 2015, as proposed by the Management, to be allocated by the Board of Directors, with due compliance with the applicable laws and the Company’s Bylaws.  VII. Minutes and Publications: The shareholders attending the meeting authorized these minutes to be drawn-up in summary form, as set forth in article 130 of the LSA, as amended. VIII. Approval and Signing of the Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was adjourned for the necessary time for the drawing-up of these minutes. After the meeting was reopened, these minutes were read, checked and signed by the Chairman and by the Secretary of the meeting. IX. SHAREHOLDERS IN ATTENDANCE: FUNDO DE INVESTIMENTO EM PARTICIPACOES VOLLUTO, CONSTANTINO DE OLIVEIRA JUNIOR, HENRIQUE CONSTANTINO, JOAQUIM CONSTANTINO NETO, RICARDO CONSTANTINO, LUIZ KAUFMANN E ANTONIO KANDIR, BELL ATLANTIC MASTER TRUST, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CHANG HWA COMMERCIAL BANK, LTD. (IN ITS CAPACITY AS MASTER CUSTODIAN OF NOMURA BRAZIL FUND, CITY OF NEW YORK GROUP TRUST, COLLEGE RETIREMENT EQUITIES FUND, EATON VANCE COLLECTIVE INVESTIMENT TRUST FOR EMPLOYEE BENEFIT PLANS – EMERGING MARKETS EQUITY FUND, EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND, EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX NON-LENDABLE FUND, EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX NON-LENDABLE FUND B, GMO EMERGING DOMESTIC OPPORTUNITIES EQUITY FUND (a sub-fund of GMO FUNDS PLC), GMO EMERGING DOMESTIC OPPORTUNITIES FUND (a series of GMO TRUST), GMO EMERGING MARKETS EQUITY FUND (a fund of GMO FUNDS PLC), GMO FOREIGN SMALL COMPANIES FUND, IBM 401(K) PLUS PLAN, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI BRAZIL SMALL-CAP ETF, ISHARES MSCI EMERGING MARKETS SMALL-CAP ETF, ISHARES PUBLIC LIMITED COMPANY, MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTIMENT FUND PLAN, NORGES BANK, TEACHER RETIREMENT SYSTEM OF TEXAS, MONETARY AUTHORITY OF SINGAPORE, TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST, UTAH RETIREMENT SYSTEM, VANGUARD FTSE ALL-WORLD EX-US SMALL CAP INDEX FUND (A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS), VANGUARD TOTAL WORLD STOCK INDEX FUND (A SERIES OF VANGUARD INTERNATIONAL

EQUITY INDEX FUNDS), WASHINGTON STATE INVESTMENT BOARD, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND (A SERIES OF VANGUARD STAR FUNDS) represented by CITIBANK N.A. e JP MORGAN S.A. – DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS. I hereby certify that this is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, April 30, 2015.

________________________________               ________________________________

Henrique Constantino                                     Claudia Karpat

Chairman                                                     Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.